Exhibit 21.1

1.	AgEagle Aerial, Inc., a Nevada Corporation
2.	EnerJex Kansas, Inc., a Nevada Corporation
3.	MicaSense, Inc, a Nevada Corporation
4.	Measure Global, Inc, a Nevada Corporation
5.	senseFly Inc., a Delaware Corporation
6.	senseFly S.A., a Swiss Corporation